July 21, 2005

BY U.S. MAIL and FACSIMILE   [(770) 353 - 3074]

Mr. Frank J. Belatti
   Chairman of the Board and Chief Executive Officer
AFC ENTERPRISES, INC.
Six Concourse Parkway, Suite 1700
Atlanta, Georgia   30328-5352

 Re: AFC Enterprises, Inc.
   Item 4.01 Form 8-K
   Filed July 15, 2005
   File No. 0-32369

Dear Mr. Belatti:

     We have reviewed the above referenced filing and have the
following comments which request certain supplemental information.
Please be as detailed as necessary in your explanation. After
reviewing this information, we may or may not raise additional
comments.

 Pursuant to Rule 101(a)(3) of Regulation S-T, your response
should be submitted via EDGAR, under the label "corresp," within
five
business days of the date of this letter. Please note that if you
require longer than five business days to respond, you should
contact
the staff immediately to request additional time.

 Please understand that the purpose of our review process is
to
assist you in your compliance with the applicable disclosure
requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome
any questions you may have about our comments or on any other
aspect
of our review. Feel free to call us at the telephone numbers
listed
at the end of this letter.

Frank J. Belatti
AFC Enterprises, Inc.
July 21, 2005
Page 2

Item 4.01 of Form 8-K

Reportable Condition: Material Internal Control Weaknesses

1. See the fourth paragraph regarding the disclosure of the
adverse
opinion on the effectiveness of your internal control over
financial
reporting.   Please provide us with a copy of any letters or
written
communication to and from the former accountants, KPMG LLP, to
management, the Board of Directors or the audit committee
regarding
the material weaknesses in your internal controls.

2. In detail, describe for us the nature of each material weakness
in
internal controls cited by the former auditors and the amounts

involved, if any. Also, tell us in what period the reportable
event
occurred and whether or not you restated (or intend to restate)
any
prior period for any adjustment resulting from the reportable
event;
and if not, why not. Tell us in detail the steps you have taken
(or
plan to take) and procedures you implemented (or plan to
implement)
to correct each reportable event.

3. Please provide us with a schedule of your fiscal year end
December
26, 2004 fourth quarter adjustments recorded in connection with or
as
a result of the audit. Clearly explain the reason for each
adjustment. For each adjustment, show us the impact on pre-tax
net
loss. Quantify the net effect of all adjustments on pre-tax net
income (loss). Also, tell us if any of the adjustments relate to
a
prior period. Explain in detail why you believe the timing of
each
adjustment is appropriate.

Other

 We urge all persons who are responsible for the accuracy and
adequacy of the disclosure in the filing to be certain that the
filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the
company and its management are in possession of all facts relating
to
a company's disclosure, they are responsible for the accuracy and
adequacy of the disclosures they have made.

 In connection with responding to our comments, please
provide,
in writing, a statement from the company acknowledging that:

Frank J. Belatti
AFC Enterprises, Inc.
July 21, 2005
Page 3

* the company is responsible for the adequacy and accuracy of the
disclosure in the filing;

* staff comments or changes to disclosure in response to staff
comments do not foreclose the Commission from taking any action
with
respect to the filing; and

* the company may not assert staff comments as a defense in any
proceeding initiated by the Commission or any person under the
federal securities laws of the United States.

 In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the
Division of Corporation Finance in our review of your filing or in
response to our comments on your filing.

Closing

 You may contact the undersigned below at (202) 551-3328, or
in
her absence to Mr. Robert Benton, Senior Staff Accountant, at
(202)
551-3804, if you have questions regarding the above matters.

Sincerely,

Beverly A. Singleton
Staff Accountant